SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Physicians Insurance Company of Ohio
             -------------------------------------------------------
                                (Name of Issuer)


                Class A Common Shares, $1.00 par value per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   719410-10-2
             -------------------------------------------------------
                                 (CUSIP Number)

                                 James F. Mosier
                            13515 Yarmouth Drive, NW
                            Pickerington, Ohio 43147
                                 (614) 864-7100
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |__|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 719410-10-2

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Global Equity Corporation (formerly known as
            The Ondaatje Corporation)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

                                                           (a) _____  (b) _____


3.    SEC USE ONLY:


4.    SOURCE OF FUNDS (See Instructions):

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          _____


6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:            0
8.     SHARED VOTING POWER:          0
9.     SOLE DISPOSITIVE POWER:       0
10.    SHARED DISPOSITIVE POWER:     0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            0

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions):
                                                                          _____


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            0%

14.    TYPE OF REPORTING PERSON (See Instructions):

            CO

Item 1.  Security and Issuer.

This statement relates to the Class A Common Shares, $1.00 par value (the "Class A Common Shares"), of Physicians Insurance Company of Ohio (the "Issuer"). The address of the principal executive offices of the Issuer is 13515 Yarmouth Drive, NW, Pickerington, Ohio 43147.


Item 2.  Identity and Background.

(a) Global Equity Corporation ("GEC"). GEC changed its name from "The Ondaatje Corporation" in June of 1996.

(b) GEC's business address is 30A Hazelton Avenue, 4th Floor, Toronto, Ontario M5R 2E2.

(c) GEC currently engages, both directly and through its various subsidiaries, in investment banking, asset management and corporate finance activities on an international basis. Through it subsidiaries, GEC is also involved in agricultural services and food processing, tea and commodity brokering operations, stockbrokering operations and plantation services and management.

(d) During the last five years, GEC has not been convicted in a criminal proceeding.

(e) During the last five years, GEC has not been a party to any civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

As contemplated by that certain Agreement and Plan of Reorganization, dated as of May 1, 1996, as amended (the "Merger Agreement"), by and among the Issuer, Citation Insurance Group (now known as PICO Holdings, Inc.) and Citation Holdings, Inc. ("Holdings"), on November 20, 1996, Holdings, a wholly-owned subsidiary of Citation Insurance Group ("Citation"), merged into the Issuer (the "Merger") and the Issuer became a wholly-owned subsidiary of Citation. In connection with the Merger, each Class A Common Share of the Issuer was converted into 5.0099 shares of Common Stock, $0.001 par value, of Citation. As a result, in exchange for the 850,000 Class A Common Shares of the Issuer owned by it, GEC received 4,258,415 shares of Common Stock, $0.001 par value, of Citation.

Item 5.  Interest in Securities of the Issuer.

As noted in Item 4 above, in connection with the Merger, on November 20, 1996, GEC exchanged its 850,000 Class A Common Shares of the Issuer for 4,258,415 shares of Common Stock, $0.001 par value, of Citation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7.  Material to be Filed as Exhibits.

     Exhibit A -  Agreement  and Plan of  Reorganization  by and among  Citation
          Insurance Group, Citation Holdings, Inc. and Physicians Insurance Company of Ohio, dated as of May 1, 1996, and Amendment to Agreement and Plan of Reorganization, dated August 14, 1996 and related Agreement of Merger, dated as of August ___, 1996, by and between Citation Holdings, Inc. and Physicians Insurance Company of Ohio [Incorporated herein by reference to Exhibit 2.2 to Amendment No. 1 to Form S-4 filed with the Securities and Exchange Commission by Citation Insurance Group on September 20, 1996 [Registration No. 333-06671]].

     Exhibit B - Second Amendment to Agreement and Plan of Reorganization, dated as of November 12, 1996, by and among Citation Insurance Group, Citation Holdings, Inc. and Physicians Insurance Company of Ohio. [Page 5]


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                     GLOBAL EQUITY CORPORATION (formerly
                                     known as THE ONDAATJE CORPORATION)


                                     By /s/ James F. Mosier
                                            ____________________________________
Date: December 2, 1996                      James F. Mosier, its Secretary

                                                                       Exhibit B


       Second Amendment to Agreement and Plan of Reorganization, dated as of November 12, 1996, by and among Citation Insurance Group, Citation Holdings, Inc. and Physicians Insurance Company of Ohio.

                             -----------------------

                               SECOND AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION


     This Second Amendment to Agreement and Plan of Reorganization (this "Second Amendment") is made and entered into as of November 12, 1996, by and among Citation Insurance Group, a California corporation ("Citation"), Citation Holdings, Inc., an Ohio corporation ("Newco"), and Physicians Insurance Company of Ohio, an Ohio corporation ("PICO"), for the purpose of amending that certain Agreements and Plan of Reorganization (the "Reorganization Agreement"), dated as of May 1, 1996, among Citation, Newco and PICO.

                                    RECITALS

     WHEREAS, Citation, Newco and PICO previously have entered into that certain Amendment to Agreement and Plan of Reorganization, dated August 14, 1996;

     WHEREAS, Citation has advised PICO that its consolidated stockholders' equity has decreased; and

     WHEREAS, the parties wish to further amend the Reorganization Agreement to account for this decrease.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     1. Clause (B) of Section 5.3(h) is amended to read in full as follows: "As of November 15, 1996, there has been no increase in long-term debt of Citation or any Citation Subsidiary, as compared with long-term debt on December 31, 1995, or any increase in the outstanding capital stock of Citation or any Citation Subsidiary (other than issuances of additional stock pursuant to vested Citation Options) as compared with original stock on December 31, 1995, or any decrease in Citation's consolidated stockholders' equity below $34 million."

     2. Capitalized terms used but not defined herein shall have the meaning given thereto in the Reorganization Agreement, as amended.

     3. Except as expressly modified hereby, the Reorganization Agreement, as so amended, shall continue in full force and effect.

     4. The interpretation, performance and enforcement of this Second Amendment and the legal relations among the parties shall be governed by and construed in accordance with the internal laws of the State of California applicable to contracts made and to be wholly performed in such state.

     5. This Second Amendment may be executed in counterparts with the same effect as if all parties hereto had signed the same document. All counterparts so executed shall be deemed to be an original, shall be construed together and shall constitute one agreement.

     IN WITNESS WHEREOF, Citation, Newco and PICO have executed this Agreement as of the date first written above.

                                    CITATION INSURANCE GROUP


                                    By:  /s/ Paul M. Bancroft
                                             ___________________________________
                                             Paul M. Bancroft
                                             Vice Chairman, Board of Directors

                                    CITATION HOLDINGS, INC.


                                    By:  /s/ Robert M. Erickson
                                             ___________________________________
                                             Robert M. Erickson
                                             President

                                    PHYSICIANS INSURANCE COMPANY
                                     OF OHIO


                                    By:  /s/ John R. Hart
                                             ___________________________________
                                             John R. Hart
                                             President & CEO